

January 13, 2011

via U.S. mail and facsimile

Hai Sheng Chen
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong
People's Republic of China

>   **Re: China Precision Steel, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **File No. 0-23039**

Dear Mr. Chen:

We have reviewed your response and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

1. Thank you for your response dated January 7, 2011. We acknowledge that your CFO and Financial Manager have had training courses and workshops on subjects including U.S. GAAP, your CFO participated in audits during her six month tenure at KPMG Hong Kong, and your Assistant Finance Manager has some experience working for a small subsidiary of a large registrant with some U.S. GAAP reconciliation reporting requirements. We also understand your CFO and Finance Manager served in their respective roles at your company prior to the name change occurring with the merger and recapitalization with OraLabs Holding Corp. on December 28, 2006. However, based on your response, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. Therefore, in this situation, please amend your Form 10-K for the year ended June 30, 2010, to provide a revised Item 9A. The revised management report on internal control over financial reporting should clearly state that internal control over financial reporting is not effective and should provide clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. You should also provide related risk factor disclosure in your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding the comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief